CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of
CHINA RENAISSANCE HOLDINGS LIMITED)
(S.E.C. File No. 8-69197)

Statement of Financial Condition
And
Report of Independent Registered Public Accounting Firm

December 31, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69197

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: China Renaissance Securities (US) Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 21st Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Hong	212-554-2958	JonathanHong@chinarenaissance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, middle name)

1411 Broadway, 9th Floor	New York	NY	10018-3496
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



AFFIRMATION

I, Jonathan Hong, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of China Renaissance Securities (US) Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Chief Executive Officer

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 2025

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of China Renaissance Holdings Limited)

Index
December 31, 2022

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Those Charged with Governance of
China Renaissance Securities (US) Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of China Renaissance Securities (US) Inc. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

New York, New York

March 14, 2023

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of China Renaissance Holdings Limited)

Statement of Financial Condition
December 31, 2022

ASSETS

Cash	$	2,461,154
U.S. Treasuries		1,495,245
Receivable from clearing broker		1,837,448
Accounts receivable		123,695
Fixed assets, net		36,849
Right of use asset		837,533
Security deposit		320,463
Other assets		423,645
Total assets	$	7,536,032

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued expenses and other liabilities	$	2,527,397
Payable to Parent		537,025
Payable to affiliate		307,380
Contract liabilities		87,500
Income taxes payable		600
Lease liability		907,941
Total liabilities		4,367,843

Stockholder's equity

Common stock, $1.00 par value; 5,000,000 shares authorized, 1,000,000 issued and 4,000,000 outstanding	1,000,000
Paid-in capital	25,000,000
Accumulated deficit	(22,831,811)
Total stockholder's equity	3,168,189
Total liabilities and stockholder's equity	$ 7,536,032

The accompanying notes are an integral part of this financial statement.

CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of China Renaissance Holdings Limited)

Notes to the Financial Statement
December 31, 2022

1.   ORGANIZATION AND BUSINESS DESCRIPTION

Organization
China Renaissance Securities (US) Inc. (the "Company") was formed as a corporation in the State of New York on August 23, 2012 as a wholly owned subsidiary of China Renaissance Holdings Limited (the "Parent"). Effective July 24, 2013, the Company commenced operations as a registered broker-dealer under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Business Description
The Company was formed to provide third-party research to institutional customers in the U.S. on companies based in China and Hong Kong. In addition, the Company acts as an introducing broker via a fully disclosed clearing agreement with Goldman Sachs & Co. LLC ("GSCO") to provide execution, clearing and settlement services to its customers; acts as an underwriter or selling group participant for dual United States and China equity offerings; and acts as a private placement agent. The Company also produces and distributes research. The Company does not solicit investments or handle customer funds and/or securities.

Liquidity
The Company has incurred recurring losses from operations, expects to do so in the future and has relied upon capital contributions from the Parent to fund operating activities. The Company's ability to continue as a going concern is dependent upon the continued financial support from the Parent. The Parent has indicated that it will provide additional capital as needed to sustain the Company one year from the date this financial statement was issued.

2.   ACCOUNTING POLICIES

Basis of Presentation
The financial statement was prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates in the Preparation of Financial Statement
The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingencies at the date of the financial statement. Actual results could differ materially from the estimates included in the financial statement.

Income Taxes
The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statement or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

2. ACCOUNTING POLICIES (continued)

Income Taxes (continued)

Net deferred tax assets are recognized to the extent the Company believes these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If it is determined the Company would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority.

Cash and Restricted Cash

All cash is on deposit in non-interest bearing accounts with major financial institutions. The amount on deposit at these institutions at times exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. Any loss incurred or a lack of access to such funds could have an adverse impact on the Company's financial condition, results of operations, and cash flows.

Restricted cash of $320,463 noted as security deposit on the Statement of Financial Condition as of December 31, 2022, represents cash deposited by the Company into a separate account and designated as collateral for a standby letter of credit in the same amount in accordance with a contractual agreement.

Receivable from Clearing Broker

The Company clears customer transactions through the Company's fully disclosed clearing agent.

Fixed Assets

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the underlying assets using the straight-line method of depreciation. The recovery periods for furniture and equipment are five years and three years, respectively. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Fixed assets consisted of the following at December 31, 2022:

Furniture & Fixtures	$	237,542
Electronic Equipment		303,828
Leasehold Improvements		305,349
Less: accumulated depreciation		(809,870)
	$	36,849

2.   ACCOUNTING POLICIES (continued)

Fair Value of Financial Assets and Liabilities
The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, deposits with clearing organizations, accounts receivable, receivable from affiliate, other assets, accounts payable, payable to Parent, other assets, and accrued expenses and other liabilities.

In determining fair value, the Company considers a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices in active markets, valuation of these products does not entail a significant degree of judgment.

- Level 2 – Level 2 inputs are inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in markets that are not active, and inputs that are derived principally from observable market data.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company's investment in U.S. Treasuries is based upon third party pricing sources. The prices supplied by third party pricing sources are reviewed by the Company's management to ensure they are consistent with other comparable instruments and prices calculated from observable market interest rates.

Accrued Expenses and Other Liabilities
The Company has accrued expenses and other liabilities that represent payments due for outside services and other various liabilities.

Leases
The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancelable operating lease, for office space. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

2. ACCOUNTING POLICIES (continued)

Leases (continued)

The Right-of-use asset ("ROU") is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Credit Losses

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"), which requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis.

Financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient

For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivable from clearing broker

The Company's receivable from clearing broker includes amounts receivable from unsettled trades and cash deposits, which are held in a money market fund and represents $1,026,010 of the balance. The Company's trades and contracts are cleared through a clearing broker and settled monthly between the clearing broker and the Company. Because of this monthly settlement, the amount of unsettled credit exposures is limited to the amount owed to/from the Company for a short period of time. The Company continually reviews the credit quality of its counterparties.

CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of China Renaissance Holdings Limited)

Notes to the Financial Statement
December 31, 2022

3. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

The Company's financial assets measured at fair value on a recurring basis consist of investment in U.S. Treasuries maintained in a portfolio with UBS Financial Services Inc. The Company values these instruments using unadjusted vendor prices. These prices are reviewed by management and compared to quoted market prices for similar securities, and to modeled prices derived from observable market interest rates. The Company's assets measured at fair value on a recurring basis in the Statement of Financial Condition consist of U.S. Treasuries and classifies this asset in Level 1of the fair value hierarchy.

4. **INCOME TAXES**

Income taxes are accounted for in accordance with ASC 740, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

The Company is subject to taxation in the United States and various state jurisdictions. As of December 31, 2022, the Company is subject to examination by the tax authorities for tax years 2018 and later.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was signed into law. The CARES Act includes modifications to the Internal Revenue Code ("IRC") intended to provide economic relief and other benefits to those impacted by the COVID-19 pandemic. It also provides for loans and to businesses and individuals along with other priorities. The Company is continuing to review the potential impact of the CARES Act, however at this point in time, the CARES Act is not expected to have a material impact on the Company's financial statement.

Per the Tax Cuts and Jobs Act ("TCJA") net operating losses ("NOL") arising in taxable years ending after December 31, 2017 may only offset 80 percent of current year taxable income. These losses may not be carried back to prior years, but can be carried forward indefinitely. At December 31, 2022, the Company has various carryforwards including a NOL carryforward of approximately $18,241,000 for U.S. federal income tax purposes of which 2018 through 2021 NOL of $11,090,000 are carried forward indefinitely while the balance of NOL are carried forward for 20 years and will begin to expire in 2036. The Company also has state and local NOL that carry forward 20 years of approximately $16,758,000, some of which begin to expire in 2036.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated were the cumulative losses incurred over the past few years. Such objective evidence limits the ability to consider other subjective evidence, such as projections for further growth. On the basis of the evaluation as of December 31, 2022, a 100% valuation allowance has been recorded. A valuation allowance of approximately $5,046,000 and $6,328,000 was recorded against our gross deferred tax asset balance as of December 31, 2021, and December 31, 2022, respectively. The increase in the valuation allowance during the current period was approximately $1,282,000. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence, such as projections for growth.

CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of China Renaissance Holdings Limited)

Notes to the Financial Statement
December 31, 2022

5.   LEASES

The Company has obligations as a lessee for office space, with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the Statement of Financial Condition as of December 31, 2022 were as follows:

Operating lease:		
Operating lease ROU asset	$	837,533
Operating lease liability	$	907,941

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

There are 1.4 years remaining on the lease and the discount rate used on the lease was 2.8%. Maturities of lease liabilities under noncancelable operating leases as of December 31, 2022 are as follows:

2023	$	654,442
2024		272,684
Total undiscounted lease payments		927,126
Less imputed interest		(19,185)
Total lease liability	$	907,941

6.   REGULATORY REQUIREMENTS

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company has elected, and was approved by FINRA, to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintains minimum net capital of the greater of $250,000 or 2% of customer debits. At December 31, 2022, the Company had net capital of $2,229,021 that was $1,979,021 in excess of its minimum requirement of $250,000.

7.   RELATED-PARTY TRANSACTIONS

Share Options
Employees of the Company are granted share options in the Parent. The shares are subject to a five year vesting schedule. The Company has a payable to its Parent for $537,025 as of December 31, 2022.

7.   RELATED-PARTY TRANSACTIONS (continued)

Reimbursed Expenses
CRSHK at times will pay for expenses on the Company's behalf, including but not limited to travel, and other general and administrative expenses. The Company has a payable to affiliate for $307,380 as of December 31, 2022.

Transfer Pricing
As of December 31, 2022, the Company had a receivable from CRSHK of $92,308 which is netted against the payable to affiliate in the Statement of Financial Condition.

The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

8.   EMPLOYEE BENEFIT PLAN

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the IRC.

9.   RISKS AND UNCERTAINTIES

The Company in the normal course of business has been named as a defendant in various matters. The Company's management, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows.

On March 10, 2023, the FDIC announced that it has closed and taken control of Silicon Valley Bank ("SVB"). As of December 31, 2022, the Company had an account balance at Silicon Valley Bank of approximately $182,000. As of the date these financial statements were issued, the Company had transferred its entire SVB balance to another financial institution.

10.   SUBSEQUENT EVENTS

No other events or transactions subsequent to December 31, 2022 through the date the financial statement was issued would require recognition or disclosure in this financial statement.